SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

TABLE OF CONTENTS

1.	Press Release issued on April 25, 2005, announcing results for the first quarter of 2005.

First Quarter 2005

BMV

GRUPO IMSA ANNOUNCES FIRST QUARTER 2005 RESULTS

Monterrey, Mexico, April 25, 2005 - Grupo Imsa, S.A. de C.V. (BMV: IMSA) today announced results for the first quarter of 2005.1

FIRST QUARTER 2005 HIGHLIGHTS

•	During first quarter 2005, revenues of all three business segments rose. In peso terms, sales grew 15.8% year-over-year to Ps 9,062. In dollar terms, revenues increased 18.4% compared to the first quarter of 2004 to US$808.

•	Operating income in pesos declined 29.5% in the first quarter of 2005 compared to first quarter 2004, and totaled Ps 310. In dollar terms, operating income fell 28.2% year-over-year to US$28.

•	First quarter 2005 primary cash flow (EBITDA) in peso terms totaled Ps 634, 19.0% below that of first quarter 2004, while first quarter 2005 EBITDA in dollar terms totaled US$57, a reduction of 17.1% compared to the first quarter of 2004.

•	Operating expenses fell 11.0% year-over-year and 21.2% quarter-over-quarter, largely because of Grupo Imsa’s efficiency enhancing initiatives.

•	Net interest coverage defined as primary cash flow (EBITDA) divided by net interest expense was 16.7 times for the twelve months ended March 31, 2005, while the total debt to EBITDA ratio for the same period was 1.0 times.

•	The Stockholders’ General Assembly agreed to the payment of a dividend of approximately Ps 394, equivalent to 0.70245 pesos per UBC and UB equity unit.

•	On April 7, 2005, Grupo Imsa completed the process of delisting its American Depositary Shares from the New York Stock Exchange, with the main objective of concentrating the Company’s float in the Mexican Stock Exchange.

[1]	Unless otherwise stated, all figures are presented in millions of March 31, 2005 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond Reyes, Grupo Imsa’s Chief Executive Officer, stated: “The first quarter of 2005 was difficult for Grupo Imsa’s operations, as the price of our main products fell and we operated with costly raw material inventories. However, we believe that the outlook for 2005 continues to be favorable and we are certain that market conditions will improve. Additionally, Grupo Imsa will feel the benefits of our Continuous Improvement and Six Sigma programs to enhance efficiency and capitalize on market opportunities. All of this should enable us to continue posting positive results.”

SALES

In dollar terms, Grupo Imsa’s revenues for the first quarter of 2005 (1Q05) grew 18.4% compared to first quarter 2004 (1Q04), to US$808, but fell 5.0% from the fourth quarter of 2004 (4Q04). In peso terms, net sales for 1Q05 totaled Ps 9,062, an upswing of 15.8% over 1Q04 but a reduction of 6.9% vs. 4Q04. The year-over-year revenue growth was a result of a rise in international steel prices, an increase in product prices for most of Grupo Imsa’s businesses partially offsetting the higher cost of main inputs and growth in IMSALUM’s sales volumes. The quarter-over-quarter decline in sales reflects the first quarter of the year being seasonally less active than the fourth, combined with a reduction in demand for some of the Company’s products.

For 1Q05, domestic sales amounted to Ps 4,465, 10.0% above 1Q04 but 14.4% less than 4Q04. Foreign sales for 1Q05 totaled Ps 4,597, an increase of 21.9% over 1Q04 and of 1.7% compared to 4Q04. Foreign sales for the quarter represented 50.7% of total net sales.

The following is a breakdown by business segment for the quarter:

Sales	1Q05	4Q04	3Q04	2Q04	1Q04
IMSA ACERO	Ps 5,967	Ps 5,963	Ps 6,206	Ps 5,982	Ps 4,872
IMSATEC	2,216	2,788	2,897	2,781	2,126
IMSALUM	879	986	1,022	1,020	829
Total Net Sales[1]	Ps 9,062	Ps 9,736	Ps 10,126	Ps 9,784	Ps 7,828
TOTAL US$ Average	808	850	883	819	682

[1]	The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

OPERATING INCOME

Operating income in nominal dollar terms for 1Q05 fell 28.2% year-over-year and 60.6% quarter-over-quarter to US$28. Operating income for 1Q05 in peso terms was Ps 310, a decline of 29.5% vs. 1Q04 and of 62.7% from 4Q04. Grupo Imsa’s operating margin for the quarter was 3.4%, compared to 5.6% for 1Q04 and 8.5% for 4Q04.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA in dollars for the first quarter of 2005 fell 17.1% year-over-year and 47.4% quarter-over-quarter to US$57. In pesos, EBITDA totaled Ps 634, a decline of 19.0% compared to 1Q04 and of 50.0% from 4Q04.

EBITDA contribution per business segment in 1Q05 was as follows:

EBITDA	1Q05	4Q04	3Q04	2Q04	1Q04
IMSA ACERO	Ps 567	Ps 1,111	Ps 1,403	Ps 1,294	Ps 654
IMSATEC	39	178	193	195	77
IMSALUM	65	33	80	86	76
Corporate	(37)	(55)	(31)	(32)	(24)
TOTAL	Ps 634	Ps 1,267	Ps 1,645	Ps 1,543	Ps 783
TOTAL US$ Avg.	57	108	142	130	68
EBITDA Margin	7.0%	13.0%	16.2%	15.8%	10.0%

INTEGRAL FINANCING COST (INCOME)

The integral financing cost for 1Q05 was Ps 31, compared to incomes of Ps 163 in 1Q04 and Ps 99 in 4Q04. The main reasons for the change in integral financing result were a small foreign exchange loss resulting from the depreciation of the Mexican pesos vs. the U.S. dollar in 1Q05, compared with foreign exchange gains in 1Q04 and 4Q04, and a lower gain from monetary position in 1Q05, reflecting a reduced inflation rate for the quarter.

Interest expense for 1Q05 was unchanged with respect to 1Q04 and 4Q04. Even though the Company’s debt was lower year-over-year, the LIBOR reference rate has increased over the past twelve months.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Integral Financing Cost (Income)	1Q05	4Q04	3Q04	2Q04	1Q04
Interest expense	Ps 70	Ps 69	Ps 127	Ps 80	Ps 70
Interest income	(7)	(11)	(17)	(6)	(26)
Foreign exchange loss (gain)	3	(68)	5	183	(94)
Gain from monetary position	(35)	(89)	(81)	(13)	(113)
Integral financing cost (income)	Ps 31	Ps (99)	Ps 34	Ps 244	Ps (163)

MAJORITY NET INCOME

For 1Q05, Majority Net Income was Ps 177, compared to incomes of Ps 446 for 1Q04 and Ps 1,091 for 4Q04. The year-over-year decline in majority net income reflects the reduction in operating income, the increase in integral financing cost and the fact that in 1Q04 Grupo Imsa’s net income still included ENERMEX. The quarter-over-quarter reduction in majority net income was a result of the decline in operating income, the increased integral financing cost and the positive effect of deferred taxes in 4Q04.

Majority Net Income	1Q05	4Q04	3Q04	2Q04	1Q04
Majority net income	Ps 177	Ps 1,091	Ps 784	Ps 645	Ps 446
Majority net income per equity unit	Ps 0.32	Ps 1.94	Ps 1.39	Ps 1.15	Ps 0.79

As of March 31, 2005, Grupo Imsa had 2,805.2 million shares outstanding, equivalent to 561,033,358 UBC equity units.

FINANCIAL POSITION

Net debt as of March 31, 2005 was US$433, an increase of US$46 compared to net debt presented in the balance sheet as of December 31, 2004, but a reduction of US$364 compared to net debt (including ENERMEX) as of March 31, 2004. The quarter-over-quarter rise in net debt reflects a non-permanent increase in working capital, which is expected to return to normal in the coming months. Total debt as of March 31, 2005 was US$456, US$410 below total debt (including ENERMEX) as of March 31, 2004, largely because of the sale of the battery business.

Net interest coverage defined as primary cash flow (EBITDA) divided by net interest expense was 16.7 times for the twelve months ended March 31, 2005, while interest coverage defined as EBITDA divided by gross interest expense was 14.7 times for the same period. The total debt to EBITDA ratio for the past twelve months was 1.0 times as of March 31, 2005.

Financial Results by Segment

IMSA ACERO

Sales

1Q05 sales volume was 563 thousand tonnes, a decline of 11.5% from 1Q04 but an increase of 4.0% compared to 4Q04. Domestic shipments for the quarter totaled 367 thousand tonnes, 15.5% below 1Q04 and 6.2% less than 4Q04. Foreign volume amounted to 196 thousand tonnes for

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

1Q05, a decline of 3.0% from 1Q04 but an increase of 30.8% versus 4Q04. The year-over-year reduction in volume largely reflects lower demand for the construction industry. The factors behind this decline include: excessive inventories in the company’s markets, resulting from an increase in imports at the end of 2004 because of reduced global demand; the expectation that prices will fall further making consumers postpone their purchases; and Easter vacations falling in the first quarter of 2005 as opposed to the second quarter in 2004. The increase compared to 4Q04 reflects a rise in foreign sales, both exports and for Steelscape.

Net sales for 1Q05 reached Ps 5,967, a growth of 22.5% over 1Q04 and of 0.1% compared to 4Q04. The year-over-year upswing reflects increased prices for the company’s products and a change in sales mix towards higher value added products. Sales remained essentially unchanged quarter-over-quarter because the higher sales volume offset a slight reduction in the prices of certain products.

Operating Income and EBITDA

Operating income was Ps 318, a decline of 18.5% from 1Q04 and of 57.5% versus 4Q04. 1Q05 operating margin was 5.3%, compared to margins of 8.0% for 1Q04 and 12.6% for 4Q04. EBITDA for 1Q05 was Ps 567, a reduction of 13.3% with respect to 1Q04 and of 49.0% versus 4Q04. In dollar terms, EBITDA fell 11.5% year-over-year and 47.3% quarter-over-quarter to US$50.

The year-over-year decrease in operating income was largely due to a rise in the cost of the raw materials required for making steel in 1Q05 in an environment in which international steel prices were gradually falling, reflecting a delay in cost adjustments because of existing inventories and purchases made approximately one quarter in advance. This effect, combined with a small decline in the price of some of the company’s final products, a reduction in sales volume, an increase in the cost of non-steel raw materials such as zinc and aluminum, and a sales mix with a smaller proportion of domestic sales, resulted in a lower operating income in 1Q05.

The quarter-over-quarter decline in operating income reflects a reduction in margin, because the cost of IMSA ACERO’s raw materials continued to rise while the price of some final products fell slightly, as well as a sales mix with a lower percent of domestic sales. In second quarter 2005, the company will use raw materials already contracted at lower prices, reflecting a change in the price trend, and domestic volumes are expected to recover, so IMSA ACERO’s results should improve.

IMSATEC

Sales

IMSATEC’s 1Q05 revenues totaled Ps 2,216, representing an upswing of 4.2% over 1Q04 but a decrease of 20.5% versus 4Q04. The year-over-year revenue growth reflects lower volumes but higher prices for most IMSATEC products, which offset part of the increase in the cost of most subsidiaries’ inputs, such as steel and plastic. The quarter-over-quarter revenue reduction reflects the seasonality of IMSATEC’s operations, with the first quarter of the year being seasonally less active than the fourth in the construction industry in the United States.

Operating Income and EBITDA

The operating loss was Ps 14 in 1Q05, a decrease from the operating incomes of Ps 23 in 1Q04 and Ps 125 in 4Q04. Operating margin for the quarter was (0.6)%, compared to 1.1% for 1Q04 and 4.5% in 4Q04. EBITDA for the quarter was Ps 39, a decline of 49.4% vs. 1Q04 and of 78.1% with respect to 4Q04. In dollar terms, EBITDA fell year-over-year by 48.5% and quarter-over-quarter by 74.8% to US$4.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

IMSATEC’s operating income declined year-over-year because of a reduction in demand in IMSATEC’s main markets and the increase in the cost of raw materials, such as plastic and steel, which the company was unable to reflect in the price of certain products. Some of the factors that exacerbated the reduced activity in IMSATEC’s markets were a postponement in the application of infrastructure budget as a result of a controversy over the Mexican federal budget and the Easter vacation falling in the first quarter in 2005 as opposed to the second quarter in 2004. The quarter-over-quarter decline in operating income largely reflects the fourth quarter of the year being seasonally more active than the first, mainly in the U.S. construction industry, combined with the factors referred to above resulting in a reduction in economies of scale.

The coming quarters are expected to be seasonally stronger and the environment of IMSATEC’s businesses should improve; consequently, this segment should post higher revenues and superior results. It is important to note that the first quarter results of this business segment were in line with budget projections and a significant improvement is expected for the coming quarters.

IMSALUM

Sales

IMSALUM’s 1Q05 revenues totaled Ps 879, a growth of 6.0% over 1Q04 but a decline of 10.9% compared to 4Q04. The year-over-year upswing in revenues was due to new ladder contracts in the United States that the company began to supply mid-2004 and an increase in final product prices in this segment, reflecting the rise in cost of aluminum. The quarter-over-quarter decrease was due to the fourth quarter of the year being seasonally stronger than the first, especially in the ladder business.

Operating Income and EBITDA

Operating income for 1Q05 was Ps 48, representing a decrease of 23.8% from 1Q04 but an increase of 152.6% vs. 4Q04. Operating margin for the quarter was 5.5%, compared to operating margins of 7.6% for 1Q04 and 1.9% for 4Q04. IMSALUM’s 1Q05 EBITDA was Ps 65, 14.5% below that of 1Q04 but 97.0% above that of 4Q04. In dollar terms, EBITDA fell 12.0% year-over-year but grew 121.6% quarter-over-quarter to US$6.

The year-over-year decline in operating income mainly reflects the average price of aluminum being 15% higher than in 1Q04. Different segments of IMSALUM’s business were affected by being unable to reflect in their prices all of the very marked increase in the price of aluminum ingot and scrap over the past 12 months. Additionally, freight costs were higher this quarter, because the increase in international oil prices resulted in higher gasoline and diesel costs in the United States; similarly, energy costs in Mexico rose. The quarter-over-quarter upswing in operating income reflects IMSALUM being able to pass on to the market part of the 7% increase in aluminum prices in 4Q04 and the benefit from the results of a number of continuous improvement projects that enhanced production efficiency and reduced waste.

The price of aluminum peaked in March and has been falling over the past weeks. The coming quarters will be seasonally more active for IMSALUM, so the business should benefit from increased economies of scale. Moreover, improved results are expected as IMSALUM further adjusts the price of its final products to reflect the new aluminum costs, and continuous improvement projects continue to bear fruit.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Corporate Developments

Grupo Imsa concluded the process of delisting its ADSs from the New York Stock Exchange and terminated its ADR program

Grupo Imsa reported that on April 6, 2005 the Securities and Exchange Commission (SEC) approved the delisting of the Company’s American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE). As of April 7, 2005, the Company’s ADSs did not trade on the NYSE, and the ADR program with The Bank of New York (the Depositary) was terminated. The Company believes that by concentrating trading of its shares in one market, the Mexican Stock Exchange (BMV), it will increase the overall liquidity of its stock. However, there can be no assurances that the actions taken by the Company will have such effect.

Mr. Marcelo Canales, Grupo Imsa’s CFO, explained: “Grupo Imsa maintains its commitment to transparency as a public company, and will continue to provide information and comply with all its reporting obligations. The Company will sustain its investor relations initiatives in Mexico and abroad, provide information of the highest quality, and maintain a corporate governance of world-class excellence.”

Investors who still hold Grupo Imsa ADSs may direct their U.S. stockbroker to ask the Depositary to cancel their ADSs and assign a stockbroker that is authorized to operate in Mexico to receive the equivalent in ordinary shares. Grupo Imsa will pay the charges imposed by the Depositary for the substitution of ADRs by BC equity units. Grupo Imsa ADS holders have a period of 270 days as of April 7, 2005 to convert their ADSs to ordinary shares. After this period, the Depositary will try to sell any remaining ADSs and compensate the holders with the resulting cash resources.

Decree of dividend

The General Ordinary Stockholders’ Assembly of April 11, 2005 agreed to the payment of a dividend of 0.70245 pesos per UBC and UB equity unit, which is equivalent to a total amount of approximately Ps 394. The dividend was paid on Wednesday, April 20, 2005.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

* * *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and related products. With manufacturing and distribution facilities in Mexico, the United States, Spain, and throughout Central and South America, Grupo Imsa exports to all continents. In 2004 the Company’s sales reached 3.3 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa shares are quoted on the Mexican Stock Market (IMSA).

Contacts:

Adrian Fernandez, Corporate Finance Director, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations Manager, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of March 31, 2005)

	March 2005	December 2004

ASSETS

Current:
Cash and cash equivalents	267	363
Accounts receivable-trade, net	4,953	4,982
Inventories	8,978	8,883
Other current assets	1,907	1,225

	16,105	15,453

Investment in associated companies	99	124
Property, plant and equipment	18,325	18,505
Other assets	297	296
Excess of cost over fair value of net assets acquired of subsidiaries	1,389	1,146

TOTAL ASSETS	36,215	35,524

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current:
Current portion of long-term debt	280	283
Bank loans	807	309
Accounts payable-trade	3,283	3,012
Advances from clients	252	488
Other accounts payable and accrued liabilities	1,355	1,779

	5,977	5,871

Long-term debt	4,066	4,174
Deferred taxes	4,298	4,537
Other long-term liabilities	352	340

	8,716	9,051

TOTAL LIABILITIES	14,693	14,922

Excess of fair value of net assets acquired over cost of subsidiaries	56	56

Stockholder’s equity:
Common stock	5,266	5,266
Additional paid-in capital	3,088	3,088
Reserve for repurchase of own shares	139	139
Retained earnings	22,945	22,768
Insufficiency in capital restatement	(6,120)	(6,863)
Initial effect of deferred taxes	(3,852)	(3,852)

Mayority interest	21,466	20,546
Minority interest	—	—

TOTAL STOCKHOLDERS’ EQUITY	21,466	20,546

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	36,215	35,524

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Millions of Mexican pesos of purchasing power as of March 31, 2005)
						% Change
	1Q05	4Q04	3Q04	2Q04	1Q04	1Q05/1Q04	1Q05/4Q04
NET SALES	9,062	9,736	10,126	9,784	7,828	15.8%	-6.9%
Domestic Sales	4,465	5,216	4,792	4,903	4,058	10.0%	-14.4%
Foreign Sales	4,597	4,520	5,334	4,881	3,770	21.9%	1.7%
COST OF SALES	8,088	8,061	8,136	7,828	6,642	21.8%	0.3%
OPERATING EXPENSES	664	843	737	772	746	-11.0%	-21.2%

OPERATING INCOME	310	832	1,253	1,184	440	-29.5%	-62.7%

Financial expenses	70	69	127	80	70	0.0%	1.4%
Interest income	(7)	(11)	(17)	(6)	(26)	-73.1%	-36.4%
Foreign exchange loss (gain)	3	(68)	5	183	(94)
Gain from monetary position	(35)	(89)	(81)	(13)	(113)	-69.0%	-60.7%

INTEGRAL FIN. COST, NET	31	(99)	34	244	(163)

Other income, net	4	74	19	62	8	-50.0%	-94.6%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	275	857	1,200	878	595	-53.8%	-67.9%

PROVISIONS FOR: Income taxes	90	(147)	403	310	196	-54.1%
Employees’ profit sharing	8	(11)	10	9	5	60.0%

INCOME BEFORE DISCONTINUED OPERATIONS	177	1,015	787	559	394	-55.1%	-82.6%

Discontinued Operations	0	75	(5)	140	110

CONSOLIDATED NET INCOME	177	1,090	782	699	504	-64.9%	-83.8%

Net income of minority interest	0	(1)	(2)	54	58

Net income of majority interest	177	1,091	784	645	446	-60.3%	-83.8%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (Millions of Mexican pesos of purchasing power as of March 31, 2005)
	March 2005	December 2004

OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	177	3,075
ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Depreciation and amortization	324	1,529
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	—	18
Other	(26)	564

	475	5,186

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	29	(1,102)
Inventories	52	(3,551)
Other current assets	(334)	(140)
Accounts payable-trade	271	(333)
Advances from clients	(236)	225
Other accounts payable and accrued liabilities	(424)	805

	(642)	(4,096)

RESOURCES GENERATED FROM OPERATING ACTIVITIES	(167)	1,090

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	495	2
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	(108)	(4,183)
Dividends paid	—	(1,006)
Others	—	(1,083)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	387	(6,270)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(207)	(1,252)
Acquisition of companies and minority interest	—	3,197
Other assets	(109)	2,712

RESOURCES USED IN INVESTING ACTIVITIES	(316)	4,657

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(96)	(523)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	363	884

CASH AND CASH EQUIVALENTS AT END OF PERIOD	267	361

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES (Millions of Mexican pesos of purchasing power as of March 31, 2005)
	1Q05	4Q04	3Q04	2Q04	1Q04	1Q05/1Q04	1Q05/4Q04
IMSA ACERO
DOMESTIC SALES	3,598	4,167	3,856	3,975	3,179	13.2%	-13.7%
FOREIGN SALES	2,369	1,796	2,350	2,007	1,693	39.9%	31.9%
% Export/Sales	39.7%	30.1%	37.9%	33.6%	34.7%
NET SALES	5,967	5,963	6,206	5,982	4,872	22.5%	0.1%
COST OF SALES	5,410	4,840	4,821	4,671	4,181	29.4%	11.8%
OPERATING EXPENSES	239	374	301	295	301	-20.6%	-36.1%
OPERATING INCOME	318	749	1,084	1,016	390	-18.5%	-57.5%
OPERATING MARGIN	5.3%	12.6%	17.5%	17.0%	8.0%
EBITDA	567	1,111	1,403	1,294	654	-13.3%	-49.0%
EBITDA MARGIN	9.5%	18.6%	22.6%	21.6%	13.4%

IMSATEC
DOMESTIC SALES	401	564	509	509	442	-9.3%	-28.9%
FOREIGN SALES	1,815	2,224	2,388	2,272	1,684	7.8%	-18.4%
% Export/Sales	81.9%	79.8%	82.4%	81.7%	79.2%
NET SALES	2,216	2,788	2,897	2,781	2,126	4.2%	-20.5%
COST OF SALES	1,954	2,370	2,472	2,328	1,807	8.1%	-17.6%
OPERATING EXPENSES	276	293	285	312	296	-6.8%	-5.8%
OPERATING INCOME	-14	125	140	141	23
OPERATING MARGIN	-0.6%	4.5%	4.8%	5.1%	1.1%
EBITDA	39	178	193	195	77	-49.4%	-78.1%
EBITDA MARGIN	1.8%	6.4%	6.7%	7.0%	3.6%

IMSALUM
DOMESTIC SALES	467	485	426	418	436	7.1%	-3.7%
FOREIGN SALES	412	501	596	602	393	4.8%	-17.8%
% Export/Sales	46.9%	50.8%	58.3%	59.0%	47.4%
NET SALES	879	986	1,022	1,020	829	6.0%	-10.9%
COST OF SALES	723	852	844	829	652	10.9%	-15.1%
OPERATING EXPENSES	108	115	110	119	114	-5.3%	-6.1%
OPERATING INCOME	48	19	68	72	63	-23.8%	152.6%
OPERATING MARGIN	5.5%	1.9%	6.7%	7.1%	7.6%
EBITDA	65	33	80	86	76	-14.5%	97.0%
EBITDA MARGIN	7.4%	3.3%	7.8%	8.4%	9.2%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	1Q05	4Q04	3Q04	2Q04	1Q04
STEEL PROCESSING IMSA ACERO (Tonnes)

Domestic Sales Volume	367,051	391,320	390,113	412,753	434,451

Export and Foreign Subsidiaries	196,132	149,969	201,412	162,856	202,104
Sales Volume

TOTAL IMSA ACERO	563,183	541,289	591,525	575,609	636,555

	1Q05	4Q04	3Q04	2Q04	1Q04
IMSALUM Aluminum (Tonnes)

TOTAL ALUMINUM	14,931	14,755	14,674	15,335	14,832

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information Income Statement US$ Millions(1)
	1Q05	4Q04	3Q04	2Q04	1Q04
Net Sales
IMSA ACERO	531	517	540	502	425
IMSATEC	197	247	253	232	185
IMSALUM	79	86	90	85	72
Grupo Imsa(2)	808	850	883	819	682

Operating Income
IMSA ACERO	28	65	94	86	34
IMSATEC	-1	9	12	12	2
IMSALUM	4	1	6	6	5
Grupo Imsa(2)	28	70	108	100	39

EBITDA
IMSA ACERO	50	96	121	109	57
IMSATEC	4	14	17	16	7
IMSALUM	6	3	7	7	7
Grupo Imsa(2)	57	108	142	130	68

Majority Net Income
Grupo Imsa	16	96	69	55	40

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.

(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of March 31, 2005 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of March 2004 – March 2005 was 1.03794; for the three-month period of December 2004 – March 2005, it was 1.01076.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its three business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

First quarter 2005 (1Q05) inflation was 0.8%, resulting in an inflation rate of 4.4% for the last twelve months. The Mexican peso depreciated 0.3% against the U.S. dollar during 1Q05 and 1.3% over the past twelve months. The exchange rate used as of March 31, 2005 was 11.2942 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

Effective on July 1, 2004, Grupo Imsa, through its battery subsidiary Enermex, S.A. de C.V., divested its automotive battery business, ceding its interest to Johnson Controls, Inc., the company that had been its minority partner since 1998. According to the interpretation of the related accounting bulletins, this transaction was classified as a stockholders’ equity operation and therefore is presented as part of the stockholders’ equity. For purposes of analysis and comparability, the results of the divested companies are presented under a single heading in the Income Statement as “Discontinued operations”. Additionally, all prior years’ operations of such companies were restructured as “Discontinued operations” and are presented as such in the attached financial statements.

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: EBITDA divided by (interest expense minus interest income)

Interest Coverage: EBITDA divided by interest expense

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: April 27, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer